United States securities and exchange commission logo





                             December 20, 2021

       Allen West
       Chief Financial Officer
       PAM Transportation Services, Inc.
       297 West Henri De Tonti Blvd.
       Tontitown, Arkansas 72770

                                                        Re: PAM Transportation
Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
December 13, 2021
                                                            File No. 000-15057

       Dear Mr. West:

               We have reviewed your December 13, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 30, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Selected Financial Data, page 21

   1. We note your response to our prior comment indicates that you will provide clarifying disclosures regarding
your metrics in future filings. Please provide us with your proposed revised disclosures
based on the metrics provided in the Form 10-K for the fiscal year ended December 31,
2020.
 Allen West
PAM Transportation Services, Inc.
December 20, 2021
Page 2



       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding the comment.



FirstName LastNameAllen West                            Sincerely,
Comapany NamePAM Transportation Services, Inc.
                                                        Division of Corporation
Finance
December 20, 2021 Page 2                                Office of Energy &
Transportation
FirstName LastName